UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                File No. 70-8557

                                  REPORT PERIOD
                        January 1, 2001 to March 31, 2001

                                In the matter of:
                    CENTRAL AND SOUTH WEST CORPORATION, ET AL

         Central and South West Corporation ("CSW") and American Electric Power Company, Inc. ("AEP") hereby certify on behalf of themselves and Central Power and Light Company ("CPL"), Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCo"), West Texas Utilities Company ("WTU"), Central and South West Services, Inc. ("CSWS"), AEP Generating Company ("AEGCo"), American Electric Power Service Corporation ("AEPSC"), Blackhawk Coal Company ("BHCCo"), Cedar Coal Company ("CeCCo"), Central Appalachian Coal Company ("CACCo"), Central Coal Company ("CCCo"), Central Ohio Coal Company ("COCCo"), Colomet, Inc. ("COLM"), Columbus Southern Power Company ("CSPCo"), Conesville Coal Preparation Company ("CCPc"), Franklin Real Estate Company ("FRECo"), Indiana Franklin Realty, Inc. ("IFRI"), Indiana Michigan Power Company ("I&M"), Kentucky Power Company ("KEPCo"), Kingsport Power Company ("KGPCo"), Ohio Power Company ("OPCo "), Simco Inc. ("Simco"), Southern Ohio Coal Company ("SOCCo"), Southern Appalachian Coal Company ("SACCo"), West Virginia Power Company ("WVPCo"), Wheeling Power Company ("WPCo"), and Windsor Coal Company ("WCCo"), that during the period from January 1, 2001 through March 31, 2001 (the "Reporting Period"):

         1. The maximum principal amount of short-term borrowings outstanding at each of the companies during the Reporting Period, the date of the maximum borrowing and the Securities and Exchange Commission ("SEC") borrowing limit for each Company as of the end of the period was as follows:

         AEP                                                Short-Term
       System                            Money Pool         Borrowings             Total                   SEC
      Companies            Date          Borrowings             (1)             Borrowings                Limit

AEGCo                    01/20/01          33,063,093            -               33,063,093            125,000,000
AEPSC                    03/19/01         279,024,784            -              279,024,784
APCO                     03/03/01         275,450,860                           275,450,860
BHCCo                    01/29/01             (A)                -                  (A)                     -

CeCCo                    03/26/01             (A)                -                  (A)                     -
CSWS                     01/14/01           7,144,103            -                7,144,103
CACCo                    02/04/01             (A)                -                  (A)                     -
CCCo                     02/13/01              (A)               -                  (A)                     -
COCCo                    01/16/01              (A)               -                  (A)                     -
CPL                      03/27/01         332,378,228            -              332,378,228            600,000,000
COLM                     03/31/01             (A)                -                  (A)                     -
CSPCo                    03/27/01         120,498,601            -              120,498,601            350,000,000
CCPC                     01/25/01             287,875            -                  287,875                 -
FRECo                    01/17/01             250,504            -                  250,504                 -
IFRI                     03/28/01           3,437,674            -                3,437,674            500,000,000
I&M                      03/05/01         348,084,204            -              348,084,204
KEPCo                    01/01/01          46,401,820            -               46,401,820            150,000,000
KGPCo                    01/26/01          24,384,710            -               24,384,710             30,000,000
OPCo                     01/16/01         214,032,137            -              214,032,137            450,000,000
PSO                      03/28/01         180,494,137            -              180,494,137            300,000,000
Simco                    02/05/01             (A)                -                   (A)                    -
SOCCo                    03/29/01             (A)                -                   (A)                    -
SACCo                    01/02/01             (A)                -                   (A)                    -
SWEPCO                   03/20/01          85,217,793            -               85,217,793            250,000,000
WTU                      03/02/01          91,848,968            -               91,848,968            165,000,000
WVPCo                    01/03/01             (A)                -                   (A)                     -
WPCo                     03/04/01           9,532,213                             9,532,213
WCCo                     03/30/01             (A)                -                   (A)                     -


-----------------------
(1)  Pursuant to the External Program authorized in this file.
(A) Indicates that the companies are in an investment position.


         2. The weighted average interest rate for borrowings during the Reporting Period through the Money Pool was 6.88%.

         3. The maximum amount of AEP's short-term borrowings on behalf of itself and the Subsidiaries during the Reporting Period and its SEC limit as of the end of the period was as follows:

                     Total               AEP                  AEP                Total AEP
                  Subsidiary          Loans to            Corporation           Short-Term                SEC
     Date         Borrowings         Money Pool            Borrowings           Borrowings               Limit

   03/12/01          $1,379,832      $1,379,832            $1,442,456           $2,822,288          $5,000,000,000

         4. On June 15, 2000, all of the outstanding stock of CSW was acquired by American Electric Power Company, Inc. ("AEP") pursuant to authority granted by the SEC in file 70-9381. As part of the order in that file, AEP and CSW together have the authority that CSW has under File No. 70-8557. Therefore, after June 15, 2000, short-term borrowings by all AEP System companies which participate in the Money Pool pursuant to authority granted in File No. 70-9381 will be reported in this file.

         Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of CSW, et al, in File No. 70-8557, and in accordance with the terms and conditions of the Commission's order dated March 21, 1995, permitting said Application-Declaration to become effective.

         DATED:  April 30, 2001


                                     AEP GENERATING COMPANY
                                     AMERICAN ELECTRIC POWER SERVICE CORPORATION
                                     BLACKHAWK COAL COMPANY
                                     CEDAR COAL COMPANY CENTRL APPALACHIAN
                                     COAL COMPANY CENTRAL COAL COMPANY CENTRAL
                                     OHIO COAL COMPANY CENTRAL AND SOUTH WEST
                                     SERVICES, INC. CENTRAL POWER AND LIGHT
                                     COMPANY COLOMET, INC. COLUMBUS SOUTHERN
                                     POWER COMPANY CONESVILLE COAL PREPARATION
                                     COMPANY FRANKLIN REAL ESTATE COMPANY
                                     INDIANA FRANKLIN REALTY, INC INDIANA
                                     MICHIGAN POWER COMPANY KENTUCKY POWER
                                     COMPANY KINGSPORT POWER COMPANY OHIO
                                     POWER COMPANY PUBLIC SERVICE COMPANY OF
                                     OKLAHOMA SIMCO INC. SOUTHERN OHIO COAL
                                     COMPANY SOUTHERN APPALACHIAN COAL COMPANY
                                     SOUTHWESTERN ELECTRIC POWER COMPANY WEST
                                     TEXAS UTILITIES COMPANY WEST VIRGINIA
                                     POWER COMPANY WHEELING POWER COMPANY
                                     WINDSOR COAL COMPANY

                             BY: AMERICAN ELECTRIC POWER COMPANY, INC. CENTRAL AND SOUTH WEST CORPORATION


                                       BY:    /s/ Armando A. Pena
                                            -----------------------------
                                                         Treasurer


1 Riverside Plaza
Columbus, OH 43215
Telephone (614) 223-2781







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